Filed by Voya Investors Trust (SEC File Nos.: 033-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

July 9, 2019

Voya Investment Management

Client Talking Points

VY® Pioneer High Yield Portfolio

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 23, 2019	VY® Pioneer High Yield Portfolio	Voya High Yield Portfolio

The Boards of Directors/Trustees (the “Boards”) of VY® Pioneer High Yield Portfolio (the “Pioneer High Yield Portfolio”) and Voya High Yield Portfolio (“Voya High Yield Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY® Pioneer High Yield Portfolio is required before the Merger may take place.

▪	What is happening?

o	On November 16, 2018, the Boards approved a proposal to merge Pioneer High Yield Portfolio into Voya High Yield Portfolio.
o	Shareholders of Pioneer High Yield Portfolio were sent a combined proxy statement and prospectus on or about June 3, 2019.
o	A shareholder meeting will be held on or about July 23, 2019.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 23, 2019.
o	Amundi Pioneer Asset Management, Inc. (“Pioneer”) serves as the sub-adviser to Pioneer High Yield Portfolio. Voya Investment Management Co. LLC serves as sub-adviser to Voya High Yield Portfolio. If the Merger is approved, shareholders of Pioneer High Yield Portfolio will become shareholders of Voya High Yield Portfolio as of the close of business on or about August 23, 2019.
o	A prospectus supplement was filed on or about November 27, 2018 to notify shareholders of the changes.

July 9, 2019

Client Talking Points

▪	Why is the Merger proposed?

o	Voya Investments, LLC (“VIL”), the investment adviser to Pioneer High Yield Portfolio (the “Adviser”), has been monitoring Pioneer due to recent leadership and portfolio management changes at Pioneer and uncertainties regarding the impact of those changes on the Portfolio.
o	VIL proposed Voya High Yield Portfolio as the survivor due to similarities in investment objectives of each portfolio.
o	The Advisor noted that the Merger would provide Pioneer High Yield Portfolio shareholders with an immediate benefit through lower gross and net expenses.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?

	Pioneer High Yield Portfolio	Voya High Yield Portfolio
Investment Objective	The Portfolio seeks to maximize total return through income and capital appreciation.	The Portfolio seeks to provide investors with a high level of current income and total return.

▪	What is the experience of the Voya Investment Management Co. LLC Team?

Voya High Yield Portfolio is managed by the Voya Investment Management Co. LLC team of Randall Parrish and Rick Cumberledge.

Randall Parrish, CFA

Portfolio Manager

Randall Parrish, CFA, serves as Senior Portfolio Manager and head of U.S. high-yield at Voya IM. Before being named a portfolio manager in 2007, Mr. Parrish served as a high-yield analyst focused on the media and retail/consumer sectors. Prior to joining Voya IM, Mr. Parrish was a corporate banker in leveraged finance with Sun Trust Bank and predecessors to Bank of America.

Rick Cumberledge, CFA

Portfolio Manager

Rick Cumberledge, CFA, Senior Portfolio Manager, joined Voya IM in 2007. Prior to that, Mr. Cumberledge was a senior high-yield credit analyst at Federated Investors (2001 – 2007).

▪	How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of High Yield Portfolio after giving effect to the Reorganization, assume the Reorganization occurred as of the fiscal year ended December 31, 2018. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. If these fees or expenses were included in the table, the Portfolios’ expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

The advisory agreement between the Adviser and High Yield Portfolio provides for a “bundled fee” arrangement under which the Adviser provides or engages service providers to provide (in addition to

July 9, 2019

Client Talking Points

the advisory services) custodial, administrative, transfer agency, portfolio accounting, auditing, and ordinary legal services in return for a single management fee. The advisory agreement between the Adviser and Pioneer Portfolio provides for an advisory fee for which the Adviser provides advisory and administrative services only. Other services are provided to Pioneer Portfolio under separate agreements at additional expense. Both Portfolios are responsible for distribution or shareholder servicing plan payments, interest, taxes, investment-related costs, leverage expenses, and extraordinary expenses.

Annual Portfolio Operating Expenses Expenses you pay each year as a % of the value of your investment

		Pioneer Portfolio	High Yield Portfolio	High Yield Portfolio Pro Forma
Class I
Management Fees	%	0.70	0.49	0.49
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.08	0.01	0.01
Total Annual Portfolio Operating Expenses	%	0.78	0.50	0.50
Waivers and Reimbursements	%	(0.07)[1]	None[2]	None[2]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.71	0.50	0.50
Class S
Management Fees	%	0.70	0.49	0.49
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	0.08	0.01	0.01
Total Annual Portfolio Operating Expenses	%	1.03	0.75	0.75
Waivers and Reimbursements	%	(0.07)[1]	None[2]	None[2]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.96	0.75	0.75

1.	The Adviser is contractually obligated to limit expenses to 0.71% and 0.96% for Class I and Class S shares, respectively, through May 1, 2021. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. This limitation is subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement. Termination or modification of this obligation requires approval by Pioneer Portfolio’s Board.

2.	The Adviser is contractually obligated to waive 0.015% of the management fee through May 1, 2020. Including this waiver, Class I expenses would be 0.48%, Class I pro forma expenses would be 0.48%, Class S expenses would be 0.73%, and Class S pro forma expenses would be 0.73%. Termination or modification of this obligation requires approval by VIT’s Board.

▪	How does VY® Pioneer High Yield Portfolio’s performance compare to Voya High Yield Portfolio?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in the Portfolios’ performance from year to year, and the table compares each Portfolio’s performance to the performance of a broad-based securities market index/indices for the same period. The Portfolios’ performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar chart shows the performance of each Portfolio’s Class S shares. Performance for other share classes would differ to the extent they have differences in their fees and expenses. Performance in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or

July 9, 2019

Client Talking Points

expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolios’ performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. The Portfolios’ past performance is no guarantee of future results.

Pioneer High Yield Portfolio - Calendar Year Total Returns

Pioneer Portfolio

Calendar Year Total Returns Class S
(as of December 31 of each year)

Best quarter: 2nd 2009, 28.73% and Worst quarter: 3rd 2011, -12.46%

High Yield Portfolio - Calendar Year Total Returns

High Yield Portfolio

Calendar Year Total Returns Class S
(as of December 31 of each year)

Best quarter: 2nd 2009, 21.23% and Worst quarter: 3rd 2011, -5.87%

July 9, 2019

Client Talking Points

▪	Average Annual Total Returns %

(for periods ended December 31, 2018)

Pioneer High Yield Portfolio - Calendar Year Total Returns

Average Annual Total Returns %

(for the periods ended December 31, 2018)

		1 Yr	5 Yrs	10 Yrs	Since Inception	Inception Date
Class I	%	-2.67	2.71	11.39	N/A	01/03/06
ICE BofAML U.S. HY Index[1]	%	-2.26	3.82	10.99	N/A
ICE BofAML SG U.S. Convertible Index[1]	%	-7.00	3.60	13.36	N/A
Class S	%	-2.91	2.47	11.11	N/A	01/20/06
ICE BofAML U.S. HY Index[1]	%	-2.26	3.82	10.99	N/A
ICE BofAML SG U.S. Convertible Index[1]	%	-7.00	3.60	13.36	N/A

1	The index returns do not reflect deductions for fees, expenses, or taxes.

High Yield Portfolio - Calendar Year Total Returns

Average Annual Total Returns %

(for the periods ended December 31, 2018)

		1 Yr	5 Yrs	10 Yrs	Since Inception	Inception Date
Class I	%	-2.96	3.41	9.91	N/A	04/29/05
Bloomberg Barclays High Yield Bond - 2% Issuer Constrained Composite Index[1]	%	-2.08	3.84	11.14	N/A
Class S	%	-3.20	3.15	9.62	N/A	05/03/04
Bloomberg Barclays High Yield Bond - 2% Issuer Constrained Composite Index[1]	%	-2.08	3.84	11.14	N/A

1	The index returns do not reflect deductions for fees, expenses, or taxes.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolios will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The ICE BofAML U.S. High Yield Index (“ICE BofAML U.S. HY Index”) is a broad based index consisting of all U.S. dollar-denominated high-yield bonds with a minimum outstanding amount of $100 million and with a maturity of greater than one year.

The ICE BofAML Speculative Grade U.S. Convertible Index (“ICE BofAML SG U.S. Convertible Index”) includes approximately 270 convertible securities and represents the non-investment-grade convertible market.

The Bloomberg Barclays High Yield Bond - 2% Issuer Constrained Composite Index measures the performance of fixed-income securities. The index provides a general measure of the USD-denominated, high yield, fixed-rate corporate bond market. The index limits the exposure of the index to any one issue to 2% of the total market value of the index components.

July 9, 2019

Client Talking Points

▪	Tax Considerations

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Code. Accordingly, pursuant to this treatment, neither Pioneer Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor High Yield Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for federal income tax purposes.

Prior to the Closing Date, Pioneer Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for federal income tax purposes from this cash distribution.

The tax-basis components of distributable earnings and the capital loss carryforwards which may be used to offset future realized capital gains for federal income tax purposes as of the fiscal year ended December 31, 2018 for the Portfolios are:

Portfolio	Amount	Expiration
Pioneer Portfolio	$(486,307)	None
	(2,415,470)	None
Total	$(2,901,777)

High Yield Portfolio	$(2,370,832)	None
	(30,235,676)	None
Total	$(32,606,508)

Total pro forma capital loss carryforwards is $(35,508,285).

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-366-0066.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-366-0066. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Pioneer High Yield Portfolio with and into Voya High Yield Portfolio, please call Voya Investment Management toll free at 1-800-366-0066. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy

July 9, 2019

Client Talking Points

Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute “projections,” “forecasts” and other “forward-looking statements” which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of Voya High Yield Portfolio carefully before investing. For a free copy of the Voya High Yield Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-366-0066. Please instruct your clients to read the prospectus carefully before investing.

891160